05038036

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert Leshner And Associates, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8044 Montgomery Rd, Suite 700
(No. and Street)

Cincinnati (City) OH (State) 45236 (Zip Code)

SEC MAIL PROCESSING SECTION
FEB 28 2005
WASH. D.C. 185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maryellen Peretzky 513 792 2283
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

625 Eden Park Drive, Suite 900 (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16/05

OATH OR AFFIRMATION

I, MARYELLEN PERETZKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROBERT LESHNER AND ASSOCIATES, INC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


NOTARIAL SEAL
STATE OF OHIO

MELISSA L. NIXON
Notary Public, State of Ohio
My Commission Expires 03-06-07

Signature

PRESIDENT, COO · CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Robert Leshner and Associates, Inc.

December 31, 2004

Grant Thornton

Accountants and Business Advisors

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Robert Leshner and Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Robert Leshner and Associates, Inc. (the "Corporation") for the period from January 1, 2004 through December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Corporation, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Suite 900
625 Eden Park Drive
Cincinnati, OH 45202-4181
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Cincinnati, Ohio
January 21, 2005

Report pursuant to Rule 17a-5(d) and report of independent registered public accounting firm

Robert Leshner and Associates, Inc.

December 31, 2004

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Robert Leshner and Associates, Inc.

We have audited the accompanying statement of financial condition of Robert Leshner and Associates, Inc. (the "Corporation") as of December 31, 2004, and the related statements of earnings, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert Leshner and Associates, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Cincinnati, Ohio
January 21, 2005

Suite 900
625 Eden Park Drive
Cincinnati, OH 45202-4181
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

ROBERT LESHNER AND ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS	
Cash and cash equivalents	$189,675
Accounts receivable	3,265
Prepaid expenses	15,866
Total current assets	208,806
Property and equipment – net of accumulated depreciation of $15,499	31,657
Total assets	**$240,463**
STOCKHOLDER'S EQUITY	
Common stock, no par value; 1,500 shares authorized, issued and outstanding	$ -
Contributed capital	205,000
Retained earnings	35,463
Total stockholder's equity	**$240,463**

The accompanying notes are an integral part of this statement.

ROBERT LESHNER AND ASSOCIATES, INC.

STATEMENT OF EARNINGS

For the year ended December 31, 2004

Revenues:	
Commission revenue	$ 1,465
Management fees	564,182
Other miscellaneous income	14,335
Total revenues	579,982
Brokerage expenses	3,192
General and administrative expenses:	
Employee compensation and benefits	298,301
Occupancy and equipment	98,419
Other operating	169,156
Total expenses	569,068
Net earnings	**$ 10,914**

The accompanying notes are an integral part of this statement.

ROBERT LESHNER AND ASSOCIATES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

For the year ended December 31, 2004

	Common stock	Contributed capital	Retained earnings	Total
Balance at January 1, 2004	$ -	$205,000	$24,549	$229,549
Net earnings for the year	-	-	10,914	10,914
Balance at December 31, 2004	$ -	$205,000	$35,463	$240,463

The accompanying notes are an integral part of this statement.

ROBERT LESHNER AND ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2004

Cash flows from operating activities:	
Net earnings for the year	$ 10,914
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Depreciation of property and equipment	8,712
Increase (decrease) in cash due to changes in:	
Accounts receivable	(3,265)
Prepaid expenses	(7,177)
Accounts payable	(6,125)
Net cash provided by operating activities	3,059
Cash flows from investing activities:	
Purchase of property and equipment	(9,938)
Net decrease in cash and cash equivalents	(6,879)
Cash and cash equivalents at beginning of year	196,554
Cash and cash equivalents at end of year	**$189,675**

The accompanying notes are an integral part of this statement.

ROBERT LESHNER AND ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Business

Robert Leshner and Associates, Inc. (the "Corporation"), an Ohio corporation, is a retail broker of mutual funds and is a registered broker-dealer under the examining authority of the National Association of Securities Dealers, Inc. Additionally, the Corporation is a registered investment advisor under the examining authority of the Securities and Exchange Commission.

In its broker-dealer activities, the Corporation transacts all customer transactions on a subscription-way basis. In its investment advisory services, the Corporation may provide advice or make investments for a range of clients, including individuals, pension or profit sharing plans, trusts, estates, charitable organizations and corporations.

2. Cash and Cash Equivalents

Cash and cash equivalents consists solely of cash in bank accounts.

3. Commissions and Management Fees

Commissions are recognized when received. Management fees are recognized as earned, based upon a predetermined percentage of the fair market value of assets under management.

4. Income Taxes

The Corporation's shareholder has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the shareholder is personally responsible for payment of federal income taxes on the Corporation's taxable income. Had such taxes been payable by the Corporation, they would have approximated $1,637 in 2004.

5. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Uniform Net Capital Rule, Rule 15c3-1 (the Rule), promulgated by the Securities and Exchange Commission, which requires that the Corporation maintain a minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1, as those terms are defined by the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would be less than 12.0% of the minimum net capital requirement.

At December 31, 2004, the Corporation's net capital, as defined, was $189,675, which was $184,675 in excess of the minimum net capital requirement. The Corporation had no indebtedness at December 31, 2004, and as a result the ratio of aggregate indebtedness to net capital, as defined, was not meaningful.

SUPPLEMENTAL INFORMATION

ROBERT LESHNER AND ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2004

Stockholder's equity per statement of financial condition	$240,463
Deductions	50,788
Net capital before haircuts	189,675
Haircuts on securities	-
Net capital	**$189,675**
Aggregate indebtedness	**$ -**
Ratio of aggregate indebtedness to net capital	**N/A**
Minimum capital required	**$5,000**
Excess of net capital over minimum requirement	**$184,675**

No material differences exist between the computation above and that included in the Company's X-17a-5 Part IIa filing at December 31, 2004.